Philips to acquire Povos in China to grow kitchen appliance business

July 11, 2011
Amsterdam, the Netherlands and Shanghai, China – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it agreed to acquire Povos Electric Appliance (Shanghai) Co., Ltd., a leading kitchen appliance company in China. Financial details of the transaction were not disclosed. The transaction, which is subject to confirmatory due diligence and other customary closing conditions, is expected to close in the fourth quarter of 2011.

The acquisition of Povos underlines the importance Philips attaches to building business creation capabilities in growth markets and follows the purchase of Indian kitchen appliance company Preethi earlier this year. Povos’ product range includes rice cookers, induction cookers, electric pressure cookers and kettles, all used widely in kitchens in China.

“With the acquisition of Povos, Philips is significantly expanding its product portfolio in China and building on its ability to set the pace of innovation in the global kitchen appliances market,” said Pieter Nota, Chief Executive Officer of Philips Consumer Lifestyle. “Since the beginning of this year, our Domestic Appliances business has been headquartered in Shanghai. By combining the development, design and manufacturing capabilities of Povos with our strong brand and distribution network, we can accelerate our growth in the dynamic kitchen appliances markets in China and across Asia.”

Povos, headquartered in Shanghai, employs approximately 1,800 people. Following the closing of the transaction, Povos will become part of the Shanghai-based Domestic Appliances business group within Philips Consumer Lifestyle. The acquisition of Povos demonstrates Philips’ commitment to building a global home in China, using insights about the competitive landscape in the country to maximize opportunities in China and other markets.

“Povos has grown tremendously in the last number of years, giving us a substantial position in the kitchen appliance market in China,” said Povos Chairman Liu Jianguo. “Together with Philips, Povos can expand on that position, using the combined strength of the two organizations to benefit both our customers and employees.”

For further information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

Christina Zhang
Philips Corporate Communications China
Tel: +86 10 8527 3080
E-mail: christina.th.zhang@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.